Filed pursuant to General Instruction II.L of Form F-10
File No. 333-137221
FORM 51-102F3
MATERIAL CHANGE REPORT
      The short form base shelf prospectus of Pengrowth Energy Trust dated September 15, 2006, is amended and supplemented by the contents of this material change report.

1.	Name and Address of Company:

Pengrowth Energy Trust 2900, 240 – 4th Avenue S.W. Calgary, AB T2P 4H4

2.	Date of Material Change:
      September 18, 2006

3.	News Release:

News releases setting out information relating to the material change described herein were disseminated through Canada NewsWire and filed on SEDAR on September 18, 2006.

4.	Summary of Material Change:

Pengrowth Corporation, administrator of Pengrowth Energy Trust, (collectively, “Pengrowth”) announced on September 18, 2006 that it has entered into a definitive agreement to acquire all of ExxonMobil Canada Energy’s average 89 percent operated working interest in properties in the Carson Creek area of Alberta and the adjacent Carson Creek Gas Plant (collectively, “Carson Creek”) for a total purchase price of $475 million prior to adjustments (the “Carson Creek Acquisition”). The Carson Creek Acquisition is expected to close September 28, 2006, with an adjustment date of September 1, 2006, and is subject to customary conditions and regulatory approvals. Pengrowth will fund the Carson Creek Acquisition through a concurrently announced equity financing, and if required, through its existing credit facility.

5.	Full Description of Material Change:

Pengrowth announced on September 18, 2006 that it has entered into a definitive agreement to acquire Carson Creek for a total purchase price of $475 million prior to adjustments. The Carson Creek Acquisition is expected to close on September 28, 2006, with an adjustment date of September 1, 2006, and is subject to customary conditions and regulatory approvals. Pengrowth will fund the Carson Creek Acquisition through a concurrently announced equity financing as well as through its existing credit facility.

Words and abbreviations not otherwise defined herein shall have the meanings ascribed thereto in Schedule “L” to this material change report.
          Transaction Highlights

The Carson Creek Acquisition provides the following financial and operational benefits to Pengrowth unitholders:

•	ownership in one of the larger conventional original oil-in-place reservoirs in western Canada;

•	the addition of approximately 18.9 mmboe of proved plus probable reserves and approximately 5,100 boe per day of production, consisting primarily of high quality, light crude oil;

•	producing reserves representing approximately 93% of total proved reserves;

•	close proximity to Pengrowth’s existing interests in the Judy Creek units and Swan Hills Unit No. 1, expanding Pengrowth’s key light oil focus area and providing opportunities for development and field operating synergies and improved overall efficiencies for the Judy Creek facilities and Carson Creek facilities;

•	incremental recoverable reserves through up-hole zone development, infill drilling, continued optimization of the existing waterflood program and new enhanced oil recovery programs in the future;

•	accretion to distributable cash flow per trust unit;

•	production and reserve acquisition costs of approximately $93,000 per flowing boe and $25.15 per boe of proved plus probable reserves for long-life reserves (over 10 year reserve life index).
          Carson Creek Acquisition Summary

Pengrowth Corporation, 1268071 Alberta Ltd. (“Pengrowth Acquisition Company”) and ExxonMobil Canada Energy (“ExxonMobil”) have entered into a share sale agreement dated September 18, 2006 (the “Share Sale Agreement”). Pengrowth Acquisition Company is a wholly-owned subsidiary of Pengrowth Corporation. To facilitate the acquisition, ExxonMobil will acquire common shares and preferred shares of 3174792 Nova Scotia Company (“ExxonMobil Sub”). Pengrowth Acquisition Company will acquire all of the shares of the ExxonMobil Sub through a series of transactions whereby Pengrowth Acquisition Company will subscribe for common shares of ExxonMobil Sub, ExxonMobil Sub will redeem the preferred shares held by ExxonMobil and Pengrowth Acquisition Company will acquire all of the remaining outstanding common shares of ExxonMobil Sub. The total consideration payable by Pengrowth Acquisition Company to ExxonMobil under the Share Sale Agreement is $475 million, prior to adjustments.

When acquired by Pengrowth Acquisition Company, ExxonMobil Sub will own and control an 87.5 percent operated working interest in Carson Creek North Unit No. 1 (the “Carson Creek North Unit”) and a 95.1 percent operated working interest in both Carson Creek Unit No. 1 and the Carson Creek Gas Plant. Carson Creek has production of approximately 5,100 boepd, consisting of 3,450 boepd of light crude oil and natural gas liquids and 10.0 mmcf of natural gas per day. When completed, and prior to the business combination with Esprit, the Carson Creek Acquisition will increase Pengrowth’s overall current production by about 9% to approximately 62,500 boepd. When completed, the Carson Creek Acquisition will also increase Pengrowth’s Total Proved Plus Probable Reserves by approximately 18.9 mmboe consisting primarily of high quality 44 degree API light crude oil (on a company interest before royalties basis using GLJ Petroleum Consultants Ltd. (“GLJ”) constant pricing). Upon completion of the Carson Creek Acquisition and the business combination with Esprit, we expect our overall current production will increase by 40% to approximately 81,000 boepd and our overall Total Proved Plus Probable Reserves will increase to approximately 299 mmboe (on a company interest before royalty basis using constant pricing).

Pengrowth believes Carson Creek is regarded as one of the larger conventional reservoirs in western Canada. Carson Creek is located just 20 kilometers (12.5 miles) south of Pengrowth’s existing interests in the Judy Creek units and Swan Hills Unit No. 1, and will significantly expand Pengrowth’s key light oil focus area. The Carson Creek North Unit offers stable long term light crude oil production with potential reserves upside through prospective up-hole zone development, potential infill drilling and enhanced oil recovery opportunities similar to other Swan Hills pools in this area. Pengrowth is an experienced operator of enhanced oil recovery properties (as a result of a successful miscible flood program at Judy Creek and other innovations) and Carson Creek’s proximity to Judy Creek, Pengrowth’s largest operated property, offers the potential for operating synergies.

Pengrowth will also receive additional beneficial ownership of gross overriding royalties and working interests in non-unitized zones and lands in the area surrounding Carson Creek.
          Reserves

GLJ has evaluated the assets being acquired in the Carson Creek Acquisition as at July 1, 2006 in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities. The following table

2

summarizes GLJ’s assessment of the before royalty Pengrowth Interest reserves being acquired, using constant pricing.

	Total	Total Proved Plus
	Proved Reserves	Probable Reserves

Constant Pricing
Oil and natural gas liquids (mbbls)	11,616	14,084
Natural gas (bcf)	23	29
mboe	15,470	18,936
Strip Pricing
Oil and natural gas liquids (mbbl)	11,616	14,084
Natural Gas (bcf)	23	29
mboe	15,470	18,936

A summary of the reserves of Pengrowth prior to the Carson Creek Acquisition and the strategic business combination with Esprit, the reserves associated with each transaction and the pro forma reserves assuming the completion of both transactions are provided in Schedule “A” (constant pricing) and Schedule “B” (strip pricing) hereto.

More comprehensive reserves information prepared using constant pricing and relating to: (i) Pengrowth prior to the Carson Creek Acquisition and the strategic business combination with Esprit; (ii) the Carson Creek Acquisition; (iii) the strategic business combination with Esprit; and (iv) Pengrowth on a pro forma basis after giving effect to the Carson Creek Acquisition and the strategic business combination with Esprit, are attached as Schedules “C”, “D”, “E” and “F” hereto, respectively.

More comprehensive reserves information prepared using strip pricing and relating to: (i) Pengrowth prior to the Carson Creek Acquisition and the strategic business combination with Esprit; (ii) the Carson Creek Acquisition; (iii) the strategic business combination with Esprit; and (iv) Pengrowth on a pro forma basis after giving effect to the Carson Creek Acquisition and the strategic business combination with Esprit, are attached as Schedules “G”, “H”, “I” and “J” hereto, respectively.

Pricing assumptions relied upon in preparing the information contained in Schedules “A” through “J” are provided in Schedule “K” hereto.
          Esprit Consent:

Esprit has provided written consent regarding the strategic business combination with Pengrowth in accordance with the terms of the combination agreement entered into by Esprit and Pengrowth on July 23, 2006.
          Advisory:

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy Pengrowth trust units, nor shall there be any sale of Pengrowth trust units in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
          Caution Regarding Engineering Terms:

When used in this material change report and in the schedules hereto, the term “boe” means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The U.S. Securities and Exchange Commission (“SEC”) permits United States oil and natural gas companies, in their filings therewith, to disclose only proved reserves net of royalties and interests of others that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known

3

reservoirs under existing economic and operating conditions. Canadian securities laws permit oil and natural gas companies, in their filings with Canadian securities regulators, to disclose reserves prior to the deduction of royalties and interests of others, and to disclose probable reserves. Probable reserves are of a higher risk and are generally believed to be less likely to be recovered than proved reserves. Certain reserve information used herein to describe our reserves, such as “probable” reserve information, is prohibited in filings with the SEC by U.S. oil and natural gas companies.

          Caution Regarding Forward Looking Information:

This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of the Ontario Securities Act and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to: benefits of the Carson Creek Acquisition and the strategic business combination with Esprit, synergies, business strategy and strengths, acquisition criteria, capital expenditures, reserves, reserve life indices, estimated production, remaining producing reserve lives, and development plans and programs. Statements relating to “reserves” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2005 and under “Risk Factors” in our Annual Information Form dated March 29, 2006.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to up-date publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

4

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

Mr. James S. Kinnear, Chairman, President and Chief Executive Officer, is knowledgeable about the material change and may be reached at (403) 233-0224.

9.	Date of Report:

Dated at Calgary, Alberta, this 20th day of September, 2006.

5

Certificates of Pengrowth
Dated: September 20, 2006
      The short form prospectus dated September 15, 2006 as amended by this material change report, together with the documents incorporated herein by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, the simplified prospectus dated September 15, 2006 as amended by this material change report, together with documents incorporated herein by reference and as supplemented by the permanent information record, will contain no representation that is likely to affect the value or the market price of the securities to be distributed.
Pengrowth Energy Trust
By: Pengrowth Corporation as Administrator

(signed) James S. Kinnear James S. Kinnear President and Chief Executive Officer	(signed) Christopher G. Webster Christopher G. Webster Chief Financial Officer

On behalf of the Board of Directors

(signed) Thomas A. Cumming Thomas A. Cumming Director	(signed) Michael S. Parrett Michael S. Parrett Director

By: Pengrowth Management Limited, as Manager

(signed) James S. Kinnear James S. Kinnear President	(signed) Gordon M. Anderson Gordon M. Anderson Vice President, Financial Services in the capacity of Chief Financial Officer

On behalf of the Board of Directors

(signed) James S. Kinnear James S. Kinnear Director

C-1

SCHEDULE “A”
SUMMARY PENGROWTH, BASE AND PRO FORMA THE CARSON CREEK
ACQUISITION AND THE STRATEGIC BUSINESS COMBINATION
WITH ESPRIT ENERGY TRUST
Selected Pro Forma Reserves and Operational Information — Constant Pricing
      The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the Carson Creek Acquisition, Esprit (including Esprit’s acquisition of Trifecta Resources Inc. on July 5, 2006) and Pengrowth on a pro forma combined basis, as at and for the periods indicated.

		Carson
	Pengrowth	Creek		Esprit	Pengrowth
	Updated(1)	Properties(2)		Acquisition(3)	Pro Forma(4)

Proved Reserves
Crude oil and NGLs (mbbls)	101,949	11,616		11,531	125,096
Natural gas (bcf)	399	23		230	652
Total (mboe)(5)	168,495	15,470		49,818	233,783
Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	128,854	14,084		16,102	160,040
Natural gas (bcf)	494	29		310	833
Total (mboe)(5)	212,184	18,936		67,744	298,864
Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($millions)	3,176	334		635	4,145
Total Proved Plus Probable Reserves ($millions)	3,821	384		815	5,021
Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($millions)	4,011	424		784	5,220
Total Proved Plus Probable Reserves ($millions)	4,964	499		1,038	6,502
Undeveloped Land Holdings
(net acres)	410,000	23,000	(6)	250,000	683,000
Oil and Natural Gas Wells (net wells)
Producing oil wells	691	45		163	899
Producing natural gas wells	1,064	14		500	1,578
Average Daily Production
(three months ended June 30, 2006)
Crude oil and NGLs (bblpd)	31,163	3,440		4,862	39,465
Natural gas (mmcfpd)	151	10		74	235
Total (boepd)(3)	56,325	5,100		17,195	78,632

Notes:

(1)	The Pengrowth updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective December 31, 2005, with a mechanical update based on estimated production up to July 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited for $48 million in March of 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at June 30, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 12, 2006. More comprehensive reserves information is provided in Schedule “C” attached hereto.

(2)	The reserve volumes and net present values of future net revenue for the Carson Creek properties are: (i) effective July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) are based upon GLJ Petroleum Consultants Ltd.’s forecast prices and costs as at June 30, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 17, 2006. More comprehensive reserves information is provided in Schedule “D” attached hereto.

(3)	The reserve volumes and net present values of future net revenue for the Esprit acquisition, other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc. are: (i) effective December 31, 2005 with a mechanical update based on estimated production up to July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the

A-1

deduction of royalties; and (iii) are based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at June 30, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 12, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon a Sproule Associates Limited engineering report entitled “Evaluation of the P&NG Reserves of Trifecta Resources Inc. (as of May 31, 2006)”; (ii) effective May 31, 2006, with a mechanical update based on estimated production up to July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon GLJ Petroleum Consultants Ltd.’s constant prices and costs as at June 30, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule Associates Limited dated September 8, 2006. More comprehensive reserves information is provided in Schedule “E” attached hereto.

(4)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the above referred to Pengrowth Updated, Carson Creek Properties and Esprit Acquisition reports. More comprehensive reserves information is provided in Schedule “F” attached hereto.

(5)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(6)	Subject to a farm-out with Apache Canada Limited.

A-2

SCHEDULE “B”
SUMMARY PENGROWTH, BASE AND PRO FORMA THE CARSON CREEK
ACQUISITION AND THE STRATEGIC BUSINESS COMBINATION
WITH ESPRIT ENERGY TRUST
Selected Pro Forma Reserves and Operational Information — Strip Pricing
      The following table sets forth certain reserves and operational information with respect to Pengrowth (updated from the December 31, 2005 information contained in our annual information form dated March 29, 2006 for the year ended December 31, 2005), the properties to be acquired pursuant to the Carson Creek acquisition, Esprit (including Esprit’s acquisition of Trifecta Resources Inc. on July 5, 2006) and Pengrowth on a pro forma combined basis, as at and for the periods indicated.

	Pengrowth	Carson Creek		Esprit	Pengrowth
	Updated(1)	Properties(2)		Acquisition(3)	Pro Forma(4)

Proved Reserves
Crude oil and NGLs (mbbls)	101,589	11,616		11,488	124,693
Natural gas (bcf)	401	23		231	656
Total (mboe)(5)	168,437	15,470		50,032	233,939
Total Proved Plus Probable Reserves
Crude oil and NGLs (mbbls)	129,528	14,084		16,045	159,657
Natural gas (bcf)	496	29		312	837
Total (mboe)(5)	212,209	18,936		68,034	299,179
Net Present Value of Future Net Revenue @ 10%
Proved Reserves ($millions)	3,330	314		846	4,490
Total Proved Plus Probable Reserves ($millions)	4,009	363		1,076	5,448
Net Present Value of Future Net Revenue @ 5%
Proved Reserves ($millions)	4,186	394		1,051	5,632
Total Proved Plus Probable Reserves ($millions)	5,210	468		1,384	7,062
Undeveloped Land Holdings
(net acres)	410,000	23,000	(6)	250,000	683,000
Oil and Natural Gas Wells (net wells)
Producing oil wells	691	45		163	899
Producing natural gas wells	1,064	14		500	1,578
Average Daily Production
(three months ended June 30, 2006)
Crude oil and NGLs (bblpd)	31,163	3,440		4,862	39,465
Natural gas (mmcfpd)	151	10		74	235
Total (boepd)(3)	56,325	5,100		17,195	78,632

Notes:

(1)	The Pengrowth updated reserve volumes and net present values of future net revenue for Pengrowth are: (i) effective December 31, 2005, with a mechanical update based on estimated production up to July 1, 2006; (ii) inclusive of the acquisition of properties in Alberta from Tundra Oil and Gas Limited for $48 million in March of 2006; (iii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iv) based upon forward strip prices and costs as at June 26, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 12, 2006. More comprehensive reserves information is provided in Schedule “G” attached hereto.

(2)	The reserve volumes and net present values of future net revenue for the Carson Creek properties are: (i) effective July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) are based upon forward strip prices and costs as at June 26, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 17, 2006. More comprehensive reserves information is provided in Schedule “H” attached hereto.

B-1

(3)	The reserve volumes and net present values of future net revenue for the Esprit acquisition, other than the reserve volumes and net present values of future net revenue associated with Trifecta Resources Inc. are: (i) effective December 31, 2005 with a mechanical update based on estimated production up to July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) are based upon forward strip prices and costs as at June 26, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by GLJ Petroleum Consultants Ltd. dated September 12, 2006. The reserve volumes and net present values of future net revenue for Trifecta Resources Inc. are: (i) based upon a Sproule Associates Limited engineering report entitled “Evaluation of the P&NG Reserves of Trifecta Resources Inc. (as of May 31, 2006)”; (ii) effective May 31, 2006, with a mechanical update based on estimated production up to July 1, 2006; (ii) presented on a company interest basis (working interests and royalty interests) before the deduction of royalties; and (iii) based upon forward strip prices and costs as at June 26, 2006 using a 5% and 10% discount rate, all as contained in the report prepared by Sproule Associates Limited dated September 19, 2006. More comprehensive reserves information is provided in Schedule “I” attached hereto.

(4)	The Pengrowth Pro Forma reserve volumes and net present values of future net revenue for Pengrowth are the mechanical total of the above referred to Pengrowth Updated, Carson Creek Properties and Esprit Acquisition reports. More comprehensive reserves information is provided in Schedule “J” attached hereto.

(5)	The abbreviations “boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively, on the basis of one boe being equal to one barrel of oil or natural gas liquids or six mcf of natural gas; barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead; “boepd” refers to barrels of oil equivalent per day.

(6)	Subject to a farm-out with Apache Canada Limited.

B-2

SCHEDULE “C”
PENGROWTH UPDATED RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2006
(using GLJ prices and costs as at June 30, 2006)
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		HEAVY
	MEDIUM OIL		OIL		NATURAL GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	55,861	47,860	10,403	8,864	344.1	272.4
Proved Developed Non-Producing	356	302	58	54	24.0	18.3
Proved Undeveloped	18,732	15,155	1,797	1,506	31.2	24.1

Total Proved Reserves	74,950	63,316	12,259	10,424	399.3	314.8
Probable Reserves	21,213	17,612	3,020	2,475	94.7	73.1

Total Proved Plus Probable Reserves	96,162	80,928	15,278	12,899	494.0	387.9

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	12,837	8,780	136,452	110,907
Proved Developed Non-Producing	637	457	5,054	3,859
Proved Undeveloped	1,266	894	26,989	21,573

Total Proved Reserves	14,740	10,130	168,495	136,339
Probable Reserves	3,674	2,633	43,690	34,898

Total Proved Plus Probable Reserves	18,414	12,764	212,184	171,237

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES
	DISCOUNTED AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	4,365.8	3,239.6	2,607.8	2,204.4	1,923.4
Proved Developed Non-Producing	117.8	88.0	70.8	59.5	51.5
Proved Undeveloped	1,006.1	683.4	497.4	378.8	297.9

Total Proved Reserves	5,489.7	4,011.0	3,176.0	2,642.7	2,272.8
Probable Reserves	1,666.9	953.4	645.4	480.7	379.6

Total Proved Plus Probable Reserves	7,156.6	4,964.4	3,821.4	3,123.4	2,652.4

C-1

SCHEDULE “D”
CARSON CREEK PROPERTIES RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2006
(using GLJ prices and costs as at June 30, 2006)
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		NATURAL
	MEDIUM OIL		GAS

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	8,105	6,786	22.3	15.6
Proved Developed Non-Producing	21	11	0.0	0.0
Proved Undeveloped	825	644	0.8	0.5

Total Proved Reserves	8,950	7,440	23.1	16.1
Probable Reserves	1,828	1,519	6.0	4.2

Total Proved Plus Probable Reserves	10,778	8,960	29.1	20.3

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	2,562	2,292	14,391	11,671
Proved Developed Non-Producing	3	3	27	16
Proved Undeveloped	101	100	1,052	832

Total Proved Reserves	2,666	2,395	15,470	12,519
Probable Reserves	640	539	3,465	2,754

Total Proved Plus Probable Reserves	3,306	2,935	18,936	15,273

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED
	AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	536.5	388.4	305.9	254.3	219.0
Proved Developed Non-Producing	1.3	1.4	1.4	1.3	1.3
Proved Undeveloped	46.6	34.0	26.4	21.3	17.6

Total Proved Reserves	584.3	423.8	333.7	276.9	237.9
Probable Reserves	129.2	75.5	50.3	36.3	27.5

Total Proved Plus Probable Reserves	713.5	499.3	384.0	313.2	265.4

D-1

SCHEDULE “E”
ESPRIT ACQUISITION RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2006
(using GLJ (Esprit) and SAL (Trifecta) prices and costs as at June 30, 2006)
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	4,025	3,477	419	371	190.8	147.7
Proved Developed Non-Producing	103	96	55	44	11.0	8.8
Proved Undeveloped	291	266	0	0	27.9	20.5

Total Proved Reserves	4,420	3,839	474	415	229.7	177.0
Probable Reserves	2,207	1,823	221	193	80.1	60.8

Total Proved Plus Probable Reserves	6,627	5,662	695	608	309.9	237.9

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	4,995	3,445	41,242	31,921
Proved Developed Non-Producing	239	163	2,239	1,760
Proved Undeveloped	1,404	950	6,336	4,633

Total Proved Reserves	6,637	4,557	49,818	38,315
Probable Reserves	2,143	1,475	17,926	13,638

Total Proved Plus Probable Reserves	8,780	6,032	67,744	51,951

Note:

10.	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED
	AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	877.2	667.0	546.9	468.8	413.5
Proved Developed Non-Producing	41.7	33.5	27.9	23.8	20.8
Proved Undeveloped	125.2	84.2	60.4	45.2	34.8

Total Proved Reserves	1,044.3	784.7	635.2	537.9	469.2
Probable Reserves	405.7	253.4	179.9	137.7	110.6

Total Proved Plus Probable Reserves	1,449.9	1,038.1	815.1	675.6	579.9

E-1

SCHEDULE “F”
PENGROWTH PRO FORMA RESERVES INFORMATION(1)
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2006
(using GLJ prices and costs as at June 30, 2006)
CONSTANT PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	67,991	58,123	10,822	9,235	557.2	435.7
Proved Developed Non-Producing	480	409	113	98	35.0	27.1
Proved Undeveloped	19,848	16,065	1,797	1,506	59.9	45.1

Total Proved Reserves	88,320	74,595	12,733	10,839	652.1	507.9
Probable Reserves	25,248	20,954	3,241	2,668	180.8	138.1

Total Proved Plus Probable Reserves	113,567	95,550	15,973	13,507	833.0	646.1

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	20,349	14,517	192,085	154,499
Proved Developed Non-Producing	879	623	7,320	5,635
Proved Undeveloped	2,771	1,944	34,377	27,038

Total Proved Reserves	24,043	17,082	233,783	187,173
Probable Reserves	6,457	4,647	65,081	51,290

Total Proved Plus Probable Reserves	30,500	21,731	298,864	238,461

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	CONSTANT PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED
	AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	5,779.5	4,295.0	3,460.6	2,927.5	2,555.9
Proved Developed Non-Producing	160.8	122.9	100.1	84.6	73.6
Proved Undeveloped	1,177.9	801.6	584.2	445.3	350.3

Total Proved Reserves	7,118.3	5,219.5	4,144.9	2,457.5	2,979.9
Probable Reserves	2,201.8	1,282.3	875.6	654.7	517.7

Total Proved Plus Probable Reserves	9,320.0	6,501.8	5,020.5	4,112.2	3,497.7

Note:

(1)	Pro forma, assuming completion of the Carson Creek Acquisition and the business combination with Esprit.

F-1

SCHEDULE “G”
PENGROWTH UPDATED RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of July 1, 2006
(using strip prices and costs as at June 26, 2006)
STRIP PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	55,698	47,737	10,317	8,893	345.9	273.7
Proved Developed Non-Producing	355	301	57	53	24.1	18.3
Proved Undeveloped	18,618	15,261	1,797	1,507	31.1	24.0

Total Proved Reserves	74,671	63,298	12,171	10,453	401.1	316.0
Probable Reserves	21,235	17,706	3,034	2,508	95.0	73.2

Total Proved Plus Probable Reserves	95,906	81,005	15,205	12,961	496.1	389.2

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	12,842	8,797	136,500	111,049
Proved Developed Non-Producing	639	460	5,074	3,857
Proved Undeveloped	1,266	895	26,863	21,663

Total Proved Reserves	14,747	10,152	168,437	136,569
Probable Reserves	3,670	2,633	43,772	35,044

Total Proved Plus Probable Reserves	18,417	12,784	212,209	171,614

Note:

(1)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED
	AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	4,634.7	3,441.7	2,784.4	2,368.1	2,078.7
Proved Developed Non-Producing	169.4	124.0	99.4	83.7	72.6
Proved Undeveloped	932.6	620.7	446.0	336.6	262.8

Total Proved Reserves	5,736.7	4,186.4	3,329.8	2,788.3	2,414.1
Probable Reserves	1,878.7	1,022.7	679.4	503.6	398.2

Total Proved Plus Probable Reserves	7,615.5	5,209.7	4,009.1	3,292.0	2,812.3

G-1

SCHEDULE “H”
CARSON CREEK PROPERTIES RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of July 1, 2006
(using strip prices and costs as at June 26, 2006)
STRIP PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		NATURAL
	MEDIUM OIL		GAS

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	8,105	6,786	22.3	15.6
Proved Developed Non-Producing	21	11	0.0	0.0
Proved Undeveloped	825	644	0.8	0.5

Total Proved Reserves	8,950	7,440	23.1	16.1
Probable Reserves	1,828	1,519	6.0	4.2

Total Proved Plus Probable Reserves	10,778	8,960	29.1	20.3

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	2,562	2,294	14,391	11,672
Proved Developed Non-Producing	3	3	27	16
Proved Undeveloped	101	100	1,052	832

Total Proved Reserves	2,666	2,397	15,470	12,521
Probable Reserves	640	540	3,465	2,754

Total Proved Plus Probable Reserves	3,306	2,937	18,936	15,275

Note:

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE STRIP PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED
	AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	495.6	362.4	288.8	242.8	211.3
Proved Developed Non-Producing	1.1	1.3	1.3	1.3	1.2
Proved Undeveloped	42.7	30.6	23.6	18.9	15.7

Total Proved Reserves	539.5	394.4	313.7	263.0	228.2
Probable Reserves	127.8	73.5	48.8	35.2	26.8

Total Proved Plus Probable Reserves	667.3	468.0	362.5	298.3	255.0

H-1

SCHEDULE “I”
ESPRIT ACQUISITION RESERVES INFORMATION
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION (ESPRIT) AND SAL’S EVALUATION (TRIFECTA)
as of July 1, 2006
(using strip prices and costs as at June 26, 2006)
STRIP PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	3,978	3,433	418	372	192.2	149.0
Proved Developed Non-Producing	103	96	55	44	11.1	8.8
Proved Undeveloped	291	266			28.0	20.6

Total Proved Reserves	4,373	3,795	473	416	231.3	178.4
Probable Reserves	2,190	1,807	221	194	80.7	61.3

Total Proved Plus Probable Reserves	6,563	5,601	694	610	311.9	239.7

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	5,000	3,454	41,436	32,086
Proved Developed Non-Producing	238	163	2,247	1,768
Proved Undeveloped	1,404	951	6,349	4,646

Total Proved Reserves	6,642	4,568	50,032	38,499
Probable Reserves	2,146	1,479	18,003	13,703

Total Proved Plus Probable Reserves	8,788	6,047	68,034	52,202

Note:

11.	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET
	REVENUE STRIP PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED
	AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	1,193.8	889.4	723.0	617.6	544.1
Proved Developed Non-Producing	60.1	48.6	40.8	35.2	30.9
Proved Undeveloped	168.1	113.2	82.2	62.9	49.7

Total Proved Reserves	1,421.9	1,051.4	846.0	715.5	624.5
Probable Reserves	564.4	332.8	230.4	174.5	139.9

Total Proved Plus Probable Reserves	1,986.3	1,384.2	1,076.4	890.1	764.4

I-1

SCHEDULE “J”
PENGROWTH PRO FORMA RESERVES INFORMATION(1)
SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS PER GLJ’S EVALUATION
as of July 1, 2006
(using strip prices and costs as at June 26, 2006)
STRIP PRICES AND COSTS

	OIL AND GAS RESERVES

	LIGHT AND		HEAVY		NATURAL
	MEDIUM OIL		OIL		GAS

	Pengrowth		Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(bcf)	(bcf)
Proved Reserves
Proved Developed Producing	67,781	57,956	10,735	9,265	560.4	438.3
Proved Developed Non-Producing	479	408	112	97	35.2	27.1
Proved Undeveloped	19,734	16,171	1,797	1,507	59.9	45.1

Total Proved Reserves	87,994	74,533	12,644	10,869	655.5	510.5
Probable Reserves	25,253	21,032	3,255	2,702	181.7	138.7

Total Proved Plus Probable Reserves	113,247	95,566	15,899	13,571	837.1	649.2

			TOTAL OIL
	NATURAL GAS		EQUIVALENT
	LIQUIDS		BASIS(1)

	Pengrowth		Pengrowth
RESERVES CATEGORY	Interest	Net	Interest	Net

	(mbbls)	(mbbls)	(mboe)	(mboe)
Proved Reserves
Proved Developed Producing	20,404	14,545	192,327	154,807
Proved Developed Non-Producing	880	626	7,348	5,641
Proved Undeveloped	2,771	1,946	34,264	27,141

Total Proved Reserves	24,055	17,117	233,939	187,589
Probable Reserves	6,456	4,652	65,240	51,501

Total Proved Plus Probable Reserves	30,511	21,768	299,179	239,091

Note:

(2)	Natural gas has been converted to barrels of oil equivalent on the basis of six mcf of natural gas being equal to one boe.

	NET PRESENT VALUES OF FUTURE NET REVENUE
	STRIP PRICES AND COSTS

	BEFORE INCOME TAXES DISCOUNTED
	AT (%/YEAR)

RESERVES CATEGORY	0%	5%	10%	15%	20%

	($MM)	($MM)	($MM)	($MM)	($MM)
Proved Reserves
Proved Developed Producing	6,324.1	4,693.5	3,796.2	3,228.5	2,834.1
Proved Developed Non-Producing	230.6	173.9	141.5	120.2	104.7
Proved Undeveloped	1,143.4	764.5	551.8	418.4	328.2

Total Proved Reserves	7,698.1	5,632.2	4,489.5	3,766.8	3,266.6
Probable Reserves	2,570.9	1,429.0	958.6	713.3	564.9

Total Proved Plus Probable Reserves	10,269.1	7,061.9	5,448.0	4,480.4	3,831.7

Note:

(1)	Pro forma, assuming completion of the Carson Creek Acquisition and the business combination with Esprit.

J-1

SCHEDULE “K”
PRICING ASSUMPTIONS
SUMMARY OF PRICING ASSUMPTIONS RESERVES INFORMATION
as of July 1, 2006
CONSTANT PRICES AND COSTS

NATURAL
	OIL				GAS	NGLx(1)

	WTI	Edmonton	Cromer	Hardisty
	Cushing	Par Price	Medium	Heavy	AECO Gas				EXCHANGE
YEAR(3)	Oklahoma	40[o] API	29.3[o] API	12[o] API	Price	Propane	Butane	Pentanes Plus	RATE(2)

	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/Cdn)
2006(4)	73.93	85.28	75.43	52.42	5.33	52.02	63.11	89.04	0.8969

Notes:

(1)	FOB Edmonton.

(2)	The exchange rate used to generate the benchmark reference prices in this table.

(3)	Information provided as at July 1, 2006

(4)	This forecast represents the constant price forecast used by GLJ.
NYMEX (June 26, 2006) FORWARD STRIP PRICING UNTIL 2011

					HEAVY
			LIGHT CRUDE OIL		CRUDE OIL	NGLs AT EDMONTON

				Edmonton
	Exchange		WTI Cushing	Par Price	Heavy at
Year	Rate	Inflation	Oklahoma	40 API	Hardisty	Propane	Butane	Pentanes Plus	Sulphur

	$US/$Cdn	%	$US/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/bbl	$Cdn/lt
2006	0.8936	0.0	73.20	81.24	42.49	51.99	60.24	82.74	31.00
2007	0.9003	2.0	74.41	81.99	43.99	52.49	60.74	83.74	21.00
2008	0.9085	2.0	72.34	78.97	43.72	50.47	58.47	80.47	9.50
2009	0.9224	2.0	70.32	75.59	43.59	48.34	55.84	77.09	9.50
2010	0.9218	2.0	68.74	73.92	44.17	47.42	54.67	75.42	10.50
2011	0.9218	2.0	67.46	72.53	46.78	46.53	53.78	74.03	12.00
Thereafter	0.9218	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

			NATURAL GAS

	Exchange				Alberta Spot	Alberta Spot
Year	Rate	Inflation	Henry Hub	Sable Plant-gate	Plant-gate	@AECO-C

	$US/$Cdn	%	$US mmbtu	$Cdn/mmbtu	$Cdn/mmbtu	$Cdn/mmbtu
2006	0.8936	0.0	7.17	7.07	6.77	6.98
2007	0.9003	2.0	9.04	9.08	8.29	8.51
2008	0.9085	2.0	8.77	8.70	8.31	8.53
2009	0.9224	2.0	8.31	8.08	7.97	8.19
2010	0.9218	2.0	7.90	7.64	7.66	7.88
2011	0.9218	2.0	7.44	7.15	7.16	7.37
Thereafter	0.9218	2.0	+2%/YEAR	+2%/YEAR	+2%/YEAR	+2%/YEAR

K-1

SCHEDULE “L”
DEFINED TERMS AND ABBREVIATIONS
      In this material change report and the schedules hereto, the following terms shall have the following meanings;
“API” means American Petroleum Institute;
“bbl”, “bbls”, mbbls” and “mmbbls” refers to barrel, barrels, thousands of barrels and millions of barrels, respectively;
“bblpd” refers to barrels per day;
“boe”, “mboe” and “mmboe” refers to barrels of oil equivalent, thousands of barrels of oil equivalent and millions of barrels of oil equivalent, respectively;
“boepd” refers to barrels of oil equivalent per day;
“Gross”, with respect to production and reserves, refers to the total production and reserves attributable to a property before the deduction of royalties, and, with respect to land and wells, refers to the total number of acres or wells, as the case may be, in which Pengrowth has a working interest or a royalty interest;
“$MM” refers to millions of dollars;
“mmbtu” refers to a million British thermal units;
“mcf”, “mmcf” and “bcf” refers to thousands of cubic feet, millions of cubic feet and billions of cubic feet, respectively;
“mmcfpd” refers to millions of cubic feet per day;
“Net” refers to Pengrowth’s working interest share of production or reserves, as the case may be, after the deduction of royalties, and, with respect to land and wells, refers to Pengrowth’s working interest share therein;
“NGLs” refers to natural gas liquids;
“Pengrowth Interest” refers to Pengrowth’s working interest and royalty interest share of reserves before the deduction of royalties;
“Probable Reserves” refers to those additional reserves that are less likely to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved Reserves plus Probable Reserves;
“Proved Reserves” refers to those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;
“Reserves” refers to estimated remaining quantities of oil and natural gas and related substances anticipated to be recovered from known accumulations, from a given date forward, based on: (i) analysis of drilling, geological, geophysical and engineering data; (ii) the use of established technology; and specified economic conditions which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimate;
“royalty interest” refers to an interest in an oil and gas property consisting of a royalty granted in respect of production from the property;
“Total Proved Plus Probable Reserves” means the aggregate of Proved Reserves and Probable Reserves before the deduction of royalties; and
“working interest” refers to the percentage of undivided interest held by Pengrowth in an oil and gas property.

L-1